Exhibit A(5)(E)

     EMAIL

     From:          Burke Norton to Employees

     Subject:      Expedia, Inc. Tender Offer

     Date:          Wednesday, December 13, 2006

On Friday, December 8, Expedia, Inc. announced that the company would commence a tender offer to repurchase up to 30 million shares of its common stock at a price per share not less than $18.50 and not greater than $22.00. The tender offer began on Monday, December 11 and will end on Wednesday, January 10, 2007, unless extended by the company.

Employees who are stockholders may participate in the tender offer. We have attached a list of Frequently Asked Questions for employees. If you are a stockholder, you will receive additional information, including an Offer to Purchase and related materials, by mail. You may also review these documents as they were filed on the SEC’s website at http://www.sec.gov.

Employee stockholders who have additional questions about the tender offer or need assistance may contact our information agent, MacKenzie Partners, Inc., at (800) 322-2885 in the United States and Canada or + 212-929-5500 from all other countries.